15049026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington, DC
404

SEC FILE NUMBER
8-67752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equinox Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 E State Street
(No. and Street)

Redlands, California 92373
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Oliveira (909) 218-8950
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stephen Oliveira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equinox Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CEO

Title

Notary Public

See attach

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Bernardino

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 20 15, by
Date *Month* *Year*
(1) Stephen Oliveira
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______
Signature of Notary Public

V. GUZMAN
Commission # 2011786
Notary Public - California
San Bernardino County
My Comm. Expires Mar 14, 2017

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation **Document Date:** 2/27/15
Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

EQUINOX SECURITIES, INC.

Financial Statements
And
Report of Independent Registered
Public Accounting Firm

Year Ended December 31, 2014

EQUINOX SECURITIES, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Equinox Securities, Inc.

We have audited the accompanying statement of financial condition of Equinox Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III ("supplemental information") has been subjected to audit procedures performed in conjunction with the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 23, 2015

EQUINOX SECURITIES, INC.

Statement of Financial Condition

December 31, 2014

ASSETS

Cash	$ 14,360
Deposits with clearing organization	25,941
Commissions receivable	8,981
Other receivables	46,467
Securities owned	6,252
Prepaid expenses and other assets	12,659
Property, furniture, and equipment at cost less accumulated depreciation of $7,226	858
	$115,518

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 19,481
Due to financial institutions	19,822
Total liabilities	39,303
Stockholder's equity	
Common stock, 1,000,000 shares authorized	25,000
Additional paid-in capital	143,265
Accumulated deficit	(92,050)
Total stockholder's equity	76,215
	$115,518

See notes to financial statements.

EQUINOX SECURITIES, INC.

Statement of Income

Year Ended December 31, 2014

Revenues	
Commissions and fees	$1,344,845
Investment income	677
Reimbursed expenses	33,117
Services Income	106,309
Other income	12,543
Total revenues	1,497,491
Expenses	
Commissions and clearing charges	939,333
Outside services	198,974
Compensation and benefits	95,594
Occupancy	58,748
Travel and entertainment	33,815
Communications	26,833
Regulatory fees	31,611
Information services	32,990
Supplies	11,745
Interest	6,784
Depreciation	299
Other operating expenses	9,570
	1,446,296
Income before income taxes	51,195
Income tax expense	(1,667)
Net income	$ 49,528

See notes to financial statements.

EQUINOX SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2014

	Common Stock *Shares*	*Common Stock* *Amount*	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, beginning of year	20,000	$25,000	$143,265	$(141,578)
Net income	-	-	-	49,528
Balance, end of year	20,000	$25,000	$143,265	$ (92,050)

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2014

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

EQUINOX SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 49,528
Adjustments to reconcile net income to net cash from operating activities	
Gain from securities owned	(677)
Depreciation	299
Changes in operating assets and liabilities	
Commissions receivable	20,866
Other receivables	(39,266)
Prepaid expenses and other assets	(4,259)
Accounts payable and accrued liabilities	(9,200)
Net cash from operating activities	17,291
Net cash from investing activities	
Proceeds from sale of assets	1,416
Net cash from financing activities	
Due to financial institutions	(10,275)
Net increase in cash	8,432
Cash, beginning of year	5,928
Cash, end of year	$ 14,360
Supplemental disclosure of cash flow information:	
Interest paid	$ 6,784
Income taxes paid	$ 1,667

See notes to financial statements.

EQUINOX SECURITIES, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Equinox Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Income Taxes. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. Because temporary differences are insignificant and the future utilization of operating loss carryforwards is uncertain, the Company has not recognized in the financial statements any deferred tax assets or liabilities.

Concentration of Credit Risk. The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2014 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2014.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Debt securities: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

	Level 1	*Level 2*	*Level 3*	*Total*
Securities owned				
Debt securities	$ 69	$ -	$ -	$ 69
Equity securities	6,183	-	-	6,183
	$6,252	$ -	$ -	$6,252

3. COMMITMENTS AND CONTINGENCIES

Settlement of Securities Transactions. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2014, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

Operating Lease. The Company leases its facility under a short-term operating lease. Rent expense was approximately $40,000 for 2014.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2014 was 3.56 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2014, the Company had net capital of $11,053 which was $6,053 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 23, 2015 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

EQUINOX SECURITIES, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2014

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholders' equity	$ 76,215	$ 93,502	$(17,287)
Less non-allowable assets			
Other receivables	(46,467)	(46,466)	(1)
Securities owned	(5,000)	(5,000)	-
Prepaid expenses and other assets	(12,659)	(12,929)	270
Property, furniture, and equipment	(858)	260	(1,118)
Net capital before haircuts on security positions	11,231	29,367	(18,136)
Haircuts on security positions			
Securities owned	(178)	(177)	(1)
Net capital	11,053	29,190	(18,137)
Less minimum net capital	5,000	5,000	-
Excess net capital	$ 6,053	$ 24,190	$(18,137)
Total aggregate indebtedness	$ 39,303	$ 21,167	$ 18,136
Ratio of aggregate indebtedness to net capital	3.56	0.73	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2014 result primarily from audit adjustments to prepaid expenses, accumulated depreciation, accounts payable, accrued liabilities, and haircuts on security positions.*

EQUINOX SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2014; and a reconciliation to that calculation is not included herein.

EQUINOX SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

EQUINOX SECURITIES, INC.

Determination of "SIPC Net Operating Revenues" General Assessment And Schedule of Payments Pursuant to SEC Rule 17a-5(e)(4)

Year Ended December 31, 2014

Total revenue	$1,497,491
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(54,108)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(35,997)
Net gain from securities in investment accounts	(677)
100% of commissions and markups earned from transactions in certificates of deposits	(45)
Other revenue not related directly or indirectly to the securities business Reimbursed expenses	(33,117)
Direct expenses incurred in connection with other revenues related to related to the securities business Legal fees	(800)
40% of margin interest earned on customer securities accounts	(826)
SIPC net operating revenues	$1,371,921
General assessment @ .0025	$ 3,430
Less payments September 30, 2014	(1,937)
Balance due	$ 1,493

Equinox Securities, Inc.

Member FINRA/SIPC

Boros & Farrington APC
11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92198

February 24, 2015

Boros & Farrington

In connection with your audit of the balance sheet of Equinox Securities, LLC as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Equinox Securities, LLC in conformity with accounting principles generally accepted in the United States of America, we confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. We are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. We have made available to you all--
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no--
   a. Irregularities involving management or employees who have significant roles in the internal control structure.
   b. Irregularities involving other employees that could have a material effect on the financial statements.
   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements:

4. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:
   a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
   b. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.
   c. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.
   d. Arrangements to repurchase assets previously sold.

6. There are no--
    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged except as disclosed in the financial statements or the notes thereto.

10. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any sales commitments.

11. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements.

12. In addition, the Company at December 31, 2014, had--
    a. All securities exchange memberships recorded on the books.
    b. All participation in joint accounts carried by others properly recorded.
    c. No material unrecorded assets or contingent assets (such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on fulfillment of conditions regarded as uncertain).
    d. No open contractual commitments other than those appearing on the memo books and records.
    f. No borrowings or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

13. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by the FINRA.

14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15. No events have occurred subsequent to the balance sheet date that would require adjustments to, or disclosure in, the financial statements.

16. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

17. Except as described in the Independent Auditor's Report On Internal Control Required by SEC Rule 17a-5(g)(1), there are no other material inadequacies at December 31, 2014, or during the period January 1, 2014 to February 24, 2015 in the accounting system, the internal accounting controls, the procedures for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

18. Except as described in the Independent Auditor's Report On Internal Control Required by SEC Rule 17a-5(g)(1), net capital computations, prepared by the Company during the period from January 1, 2014 through February 24, 2015 indicated that the Company was in compliance with the requirements of rule 15c3-1 at all times during the period.

President

Chief Financial Officer

Equinox Securities, Inc.

Member FINRA/SIPC

February 20, 2015

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH D.C.
194

U.S Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3648

RE: SEA Rule 17a-5(d)(4) Exemption Report

To whom it may concern:

Pursuant to the above-referenced rule Equinox Securities, Inc. (SEC # 8-67752) is applying for an exemption under the provisions of 17 C.F.R. § 15c3-3(k) under which our firm claims an exemption from 17 C.F.R. § 240.15c3-3(2)(ii). Our firm is an introducing broker or dealer who clears all transactions through COR Clearing, the clearing broker or dealer which carries the accounts of our customers, maintains and preserves such books and records pertaining thereunto pursuant to the requirements of 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer. Our agreement and arrangement has been in place with COR Clearing since February 19, 2008 and certainly for the most recent fiscal year.

Our firm also maintains contractual relationships with several recognized mutual fund and insurance companies who hold our customer funds outside of the COR Clearing relationship. Those fund companies carry the customer accounts and maintain and preserve books and records pertaining thereto pursuant to the same requirements of § 240.17a-3 and § 240.17a-4.

With respect to any and all customer funds/checks that we are presented, all checks are payable to either COR Clearing or the respective mutual fund or insurance company, not to Equinox Securities, Inc. or any other entity or person, and we send those checks directly to the respective company.

We do not accept/receive customer stock certificates under any circumstance and do not prepare or provide any kind of statements to or for our customers.

Further, we have engaged continuously since October 24, 2007 the certified auditing firm of Boros & Farrington, 11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128 as our PCOAB qualified firm to prepare each year's financial audit including this year's December 31, 2014 audit that will be filed as required by March 2, 2015.

President

412 E. State Street • Redlands, CA 92373 • Tel (909) 335-7440 • Fax (909) 335-5746 • www.equinoxsecurities.net